Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

[redacted]

For Immediate Release

October 2008 Cash Distribution and Upcoming Events

October 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of October 2008 of $0.135 per trust unit payable on November 14, 2008. The record date is October 31, 2008 and the ex-distribution date will be October 29, 2008. The Fund's annualized cash distribution rate is $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

CIBC World Markets 2008 Income Fund Conference

Grant Billing, Chairman and Chief Executive Officer of Superior Plus Income Fund is presenting at the CIBC World Markets 2008 Income Fund Conference on October 7, 2008 at 10:35 am ET (8:35 am MT) at the InterContinental Toronto Centre. The presentation will be audiocast where you can listen live by visiting Superior's website at: www.superiorplus.com under the Events and Presentations section. Following the event a recording of the audiocast will be available for sixty days through a link on Superior's website under the Events and Presentations section.

2008 Third Quarter Results and Conference Call

The Fund expects to release its 2008 third quarter results on Wednesday, November 5, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 third quarter results is scheduled for 10:30 am ET (8:30 am MT) on Thursday, November 6, 2008. To participate in the call, dial: 1-800-731-6941. An archived recording of the call will be available for replay until midnight, December 6, 2008. To access the recording, dial: 1-877-289-8525 and enter the pass code 21285348 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

Superior Plus 2008 Annual Investor Day

The Fund is pleased to announce its upcoming Annual Investor Day on Thursday, November 20, 2008 at the Fairmont Royal York in Toronto. A detailed update on Superior's current operations, short and long-term growth opportunities and financial position will be presented. Members of the professional investment community are invited to attend. Future details of the annual event will be found on Superior's website at www.superiorplus.com under the Events and Presentations section.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

Corporate Presentation

The Fund is pleased to announce that its most current corporate presentation is available and a copy can be obtained by visiting Superior's website at www.superiorplus.com under the Events and Presentations section.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane and related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

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